Exhibit 21.1

List of Subsidiaries of NET Power Inc. as of September 15, 2023

Name	Jurisdiction of Incorporation or Organization
NET Power Operations LLC (F/k/a Rice Acquisition Holdings II LLC)	DE
NET Power Intermediate LLC (F/k/a Topo Buyer Co, LLC)	DE
NET Power, LLC	DE
NET Power Atlas, LLC	DE
NET Power Canaveral, LLC	DE
NET Power Europe LTD	United Kingdom
NET Power Friendship 7, LLC	DE
NET Power Services, LLC	DE
NET Power Technology, LLC	DE